                               Tracor Deferred Compensation Plan

                               AUDITED FINANCIAL STATEMENTS

                               December 31, 1997 and 1996

Tracor Deferred Compensation Plan

AUDITED FINANCIAL STATEMENTS

December 31, 1997

Audited Financial Statements

   Report of Independent Auditors                             1
   Statement of Financial Condition -- 1997                   2
   Statement of Income and Changes in Plan Equity -- 1997     4
   Statement of Financial Condition -- 1996                   6
   Statement of Income and Changes in Plan Equity -- 1996     6
   Notes to Financial Statements                              7

                         Report of Independent Auditors

Retirement Committee
Tracor, Inc.
Austin, Texas

We have audited the accompanying statements of financial condition of the Tracor Deferred Compensation Plan (the "Plan") as of December 31, 1997 and December 31, 1996, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1997 and 1996, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

                                             /S/ Ernst & Young LLP

Austin, Texas
June 19, 1998

Tracor Deferred Compensation Plan

STATEMENT OF FINANCIAL CONDITION -- 1997

December 31, 1997


                                                                                Small
                                                                                 Cap
                                              Stable      Stable     Growth     Oppor-      Well-
                                              Return      Income     Equity    tunities    ington
                                   Total       Fund        Fund       Fund       Fund       Fund
                                 ----------   -------   ----------   -------   --------   --------
         ASSETS
   Investments at market:
   Norwest funds:
     Stable Income Fund
      (249,068 shares, cost
       $2,569,723)               $2,575,367   $    --   $2,575,367   $    --   $     --   $     --
     Growth Equity Fund
      (2,676 shares, cost
       $87,772)                      85,860        --          --     85,860         --         --
     Small Cap Opportunities
      Fund (16,220 shares,
       cost $345,541)               363,006        --          --        --     363,006         --
   Vanguard Funds:
     Wellington Fund
      (11,302 shares, cost
       $324,975)                    332,855        --          --        --          --    332,855
     Institutional Index Fund
      (6,272 shares, cost
       $526,163)                    561,723        --          --        --          --         --
     Windsor II Fund
      (18,238 shares, cost
       $497,755)                    521,962        --          --        --          --         --
     International Growth Fund
      (9,319 shares, cost
       $162,798)                    152,745        --          --        --          --         --
   T. Rowe Price Spectrum
    Income Fund
     (10,868 shares, cost
      $125,920)                     126,724        --          --        --          --         --
   Fidelity Contrafund
     (13,659 shares, cost
      $636,140)                     636,935        --          --        --          --         --
   Tracor Stock Fund
     (3,669 shares, cost
      $94,294)                      111,446        --          --        --          --         --
                                 ----------   -------   ----------   -------   --------   --------
   Total investments              5,468,623        --    2,575,367    85,860    363,006    332,855
   Interest income receivable            89         2           --        --         --         --
   Cash and cash equivalents         99,038    12,205       33,689       734     (5,558)     7,137
                                 ----------   -------   ----------   -------   --------   --------
   Plan equity                   $5,567,750   $12,207   $2,609,056   $86,594   $357,448   $339,992
                                 ==========   =======   ==========   =======   ========   ========

   See notes to financial statements.


STATEMENT OF FINANCIAL CONDITION -- 1997 (continued)



   Institu-              Interna-
    tional    Windsor     tional   Spectrum                Tracor
    Index       II        Growth    Income     Contra-      Stock
    Fund       Fund        Fund      Fund       fund        Fund
   --------   --------   --------   --------   --------   --------



   $     --   $     --   $     --   $     --   $     --   $     --


         --         --         --         --         --         --


         --         --         --         --         --         --



         --         --         --         --         --         --


    561,723         --         --         --         --         --


         --    521,962         --         --         --         --


         --         --    152,745         --         --         --



         --         --         --    126,724         --         --


         --         --         --         --    636,935         --


         --         --         --         --         --    111,446
   --------   --------   --------   --------   --------   --------
    561,723    521,962    152,745    126,724    636,935    111,446
         --         --         --         --         --         87
     12,046      7,555     (9,583)     7,085     (3,824)    37,552
   --------   --------   --------   --------   --------   --------
   $573,769   $529,517   $143,162   $133,809   $633,111   $149,085
   ========   ========   ========   ========   ========   ========


Tracor Deferred Compensation Plan

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY -- 1997

Year Ended December 31, 1997


                                                                                                           Small
                                                                                                             Cap
                                                                        Stable       Stable      Growth    Oppor-      Well
                                                                        Return       Income      Equity   tunities    ington
                                                           Total         Fund         Fund        Fund      Fund       Fund
                                                         ----------   ----------   ----------   -------   --------   --------
   Investment income:
     Dividends                                           $   61,711   $       --   $   36,064   $    96   $     --   $  8,327
     Interest                                                   346            2           --        --         --         --
     Administrative expense                                  (3,232)      (3,232)          --        --         --         --
                                                         ----------   ----------   ----------   -------   --------   --------
       Net investment income                                 58,825       (3,230)      36,064        96         --      8,327

   Realized gain on investments                             169,744       65,770           92     7,744      8,367     17,030

   Unrealized appreciation (depreciation) of investments     96,591         (951)       5,643    (1,911)    17,466      7,880

   Contributions:
     Employee                                             3,840,106    1,420,571    1,136,209    40,698    134,687     89,853
     Employer                                               143,669       18,644       68,287     2,835      5,365      5,429
                                                         ----------   ----------   ----------   -------   --------   --------
       Total contributions                                3,983,775    1,439,215    1,204,496    43,533    140,052     95,282

   Distributions to participants                            (40,199)     (28,189)     (12,010)       --         --         --

   Net transfer into (out of) fund                               --   (2,759,422)   1,374,771    37,132    191,563    211,473
                                                         ----------   ----------   ----------   -------   --------   --------
   Net increase (decrease) in plan equity                 4,268,736   (1,286,807)   2,609,056    86,594    357,448    339,992

   Plan equity at beginning of period                     1,299,014    1,299,014           --        --         --         --
                                                         ----------   ----------   ----------   -------   --------   --------

   Plan equity at end of period                          $5,567,750   $   12,207   $2,609,056   $86,594   $357,448   $339,992
                                                         ==========   ==========   ==========   =======   ========   ========

   See notes to financial statements.


STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY -- 1997 (continued)



    Institu                Inter
    -tional    Windsor    -tional   Spectrum               Tracor
    Index        II       Growth     Income    Contra-      Stock
     Fund       Fund       Fund       Fund       fund       Fund
   --------   --------   --------   --------   --------   --------

   $  5,045   $  8,655   $  1,414   $  2,110   $     --   $     --
         --         --         --         --         --        344
         --         --         --         --         --         --
   --------   --------   --------   --------   --------   --------
      5,045      8,655      1,414      2,110         --        344

      9,422     42,060      3,635        172     10,048      5,404

     35,560     24,207    (10,053)       803        795     17,152


    242,939    231,408     64,632     78,595    358,124     42,390
      9,577      9,195      3,260      4,969     13,959      2,149
   --------   --------   --------   --------   --------   --------
    252,516    240,603     67,892     83,564    372,083     44,539

         --         --         --         --         --         --

    271,226    213,992     80,274     47,160    250,185     81,646
   --------   --------   --------   --------   --------   --------
    573,769    529,517    143,162    133,809    633,111    149,085

         --         --         --         --         --         --
   --------   --------   --------   --------   --------   --------

   $573,769   $529,517   $143,162   $133,809   $633,111   $149,085
   ========   ========   ========   ========   ========   ========

/TABLE

Tracor Deferred Compensation Plan

STATEMENT OF FINANCIAL CONDITION -- 1996

Year Ended December 31, 1996

     ASSETS

Investment at market:

   Norwest Stable Return Fund
     41,371 shares, cost $974,575           $  975,526

   Cash                                        323,488
                                            ----------

   Plan equity                              $1,299,014
                                            ==========

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY -- 1996

From Inception through December 31, 1996

Unrealized appreciation of investments      $      951

Contributions:
    Employee                                 1,257,028
    Employer                                    41,035
                                            ----------
        Total contributions                  1,298,063
                                            ----------

Net increase in plan equity                  1,299,014

Plan equity at inception                            --
                                            ----------

Plan equity at end of period                $1,299,014
                                            ==========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A -- Description of the Plan

The following description of the Tracor Deferred Compensation Plan (Plan) provides general information only. Reference should be made to the Plan document for more complete information.

     Plan Sponsor

The Plan was adopted by Tracor, Inc. (Plan Sponsor or the Company), and certain of its domestic subsidiaries (Participating Employers) effective December 1, 1996. On this date, the Company also established the Tracor, Inc. Nonqualified Trust (Trust) for the purpose of conducting the activities of the Plan. The Plan is a nonqualified deferred compensation plan which is optional to all eligible employees. The Plan is administered by the trustee, Norwest Bank, under the direction of the Plan Sponsor and Participating Employers. The Plan is not a qualified plan under the Internal Revenue Code and is not subject to the funding requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The participants have the status of general unsecured creditors of Tracor, Inc. and the Plan constitutes a promise by the employer to make benefit payments in the future.

     Participants

Any employee of the Plan Sponsor and Participating Employers is eligible to participate in the Plan, if he or she qualifies under the definition of a "highly compensated" employee in the Tracor, Inc. 401(k) Savings Plan (Qualified
Plan) and is selected by the plan administrator.

     Contributions

Participants who have elected to defer the maximum amount permitted under the Qualified Plan may elect to defer to the Plan an amount not greater than 50% of their compensation, as defined by the Plan, or 100% of their incentive compensation, to the extent that such amount exceeds the amount to be credited under the Qualified Plan. Participants are immediately vested in their contributions, as well as earnings on those contributions. Participant contributions and Plan earnings are not taxable to the participants as income, until they are withdrawn from the plan.

The Plan Sponsor and Participating Employers contribute to participant accounts as follows:

     Tracor Aerospace Electronic Systems, Inc.  75% of the first 3% plus 50%
                                                of the next 3% of the
                                                participant's contributions
                                                and discretionary profit
                                                sharing contributions

     Quality Systems, Inc.                      50% of the participant's
                                                contributions, limited to 6%
                                                of participant's compensation
                                                and money purchase plan
                                                contributions

     Tracor Services Corporation                Up to 50% of the participant's
                                                contributions, limited to
                                                5% of participant's compensation
                                                or a profit sharing contribution

     Tracor Enterprise Solutions, Inc.          50% of the participant's
                                                contributions, limited to 6% of
                                                participant's compensation and
                                                discretionary profit sharing
                                                contributions

     All other Participating Employers          25% of the participant's
                                                contributions, limited to 6% of
                                                participant's compensation

For each pay period, the Plan Sponsor and Participating Employers contributions are reduced by any matching contributions made to the participant's account in the Qualified Plan. Vesting for Plan Sponsor and Participating Employer matching contributions occurs over two to four years for Vitro Corporation and Tracor Services Corporation, four years for Quality Systems, Inc., five years for Tracor Enterprise Solutions, Inc., and five years for Tracor Aerospace Electronic Systems, Inc. (except for participants employed on 10/1/96 whose vesting is immediate). Vesting for all other participants occurs immediately.

     Investment Options

Contributions made by the participants and by the Plan Sponsor or a Participating Employer may be directed by the participant to any of the ten investment options:

     Norwest Stable Income Fund -- Invests in fixed income securities.

     Norwest Growth Equity Fund -- Invests in large company growth stocks, small company stocks and international stocks.

     Norwest Small Cap Opportunities Fund -- Invests all assets in the Schroder U.S. Smaller Companies Portfolio, a series of Schroder Capital Funds, itself a registered open-end management investment company.

     Vanguard Wellington Fund -- Invests 60-70% of assets in equity securities and 30-40% in fixed income securities.

     Vanguard Institutional Index Fund -- Invests in equity securities of companies in the Standard & Poor's 500 Composite Stock Price Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Index.

     Vanguard Windsor II Fund -- Invests in equity securities of companies that are undervalued or out-of-favor.

     Vanguard International Growth Fund -- Invests in stocks of companies based outside the United States that have above-average growth potential. 60-70% of the fund is invested in small- to medium-sized companies, and the remainder is invested in liquid, large capitalization stocks.

     T. Rowe Price Spectrum Income Fund -- Invests primarily in domestic bond funds and in a foreign bond fund. Up to 25% of fund assets may be allocated to a stock fund.

     Fidelity Contrafund -- Invests in equity securities of companies that are undervalued or out-of-favor.

     Tracor Stock Fund -- Invests in Tracor, Inc. common stock.

At December 31, 1997, there were 197 participants in the Plan. Participation in each investment option is presented below. The sum of participation by investment option is greater than the total number of plan participants making contributions because participation is allowed in more than one fund.

                                            Approximate
                                           Participants

     Norwest Stable Income Fund                 124
     Norwest Growth Equity Fund                  13
     Norwest Small Cap Opportunities Fund        24
     Vanguard Wellington Fund                    24
     Vanguard Institutional Index Fund           40
     Vanguard Windsor II Fund                    40
     Vanguard International Growth Fund          19
     T. Rowe Price Spectrum Income Fund          12
     Fidelity Contrafund                         36
     Tracor Stock Fund                           14

     Distributions

Participants designate their distribution period (in excess of one plan year) in terms of age, termination of employment, or the earlier of termination or age, and distributions may be made in a lump-sum or in five- or ten-year annual installments. Participants or beneficiaries are also entitled to receive a distribution of their accounts upon death (received in five- or ten-year annual installments depending on employment status), disability (received in five annual installments), or hardship withdrawal. Distribution payments are made by the Company and are taxable to the participant when received. In the event the Company is unable to pay its debts as they become due or is subject to any proceedings as a debtor under the United States Bankruptcy Code, the trustee will cease making payments from the trust until the Company is no longer insolvent.

     Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

     Administrative Costs

Administrative costs of the Plan of approximately $23,000 were paid by the Plan Sponsor and Participating Employers in 1997.

Note B -- Significant Accounting Policies

     Investments

All collective fund and common stock investments are valued at the net asset value quoted in an active market as of the last business day of the year. Realized gains or losses on the sale of investments are determined using the average cost method.

     Distributions

Distributions to participants are recorded by the Plan when actual payment is made.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Note C -- Federal Income Taxes

The Plan is an unfunded, nonqualified deferred compensation plan. All plan assets are held in a grantor trust. The employer will not be entitled to a deduction for a participant's deferred compensation or for the employer contributions until such time amounts are actually paid to the participant. Any earnings on plan assets are taxable to the employer rather than the Plan; therefore, no provision for income taxes has been made.

Note D -- Investments

The Plan's investments are held by a trust fund and are presented in the following table for December 31, 1997 and 1996.



                                  Description of Investment            Cost         Fair Value
                                  -------------------------            ----------   ----------
   December 31, 1997:

   Norwest Stable Income Fund     249,068 shares, share value $10.34   $2,569,723   $2,575,367
   Norwest Growth Equity Fund     2,676 shares, share value $32.08         87,772       85,860
   Norwest Small Cap
    Opportunities Fund            16,220 shares, share value $22.38       345,541      363,006
   Vanguard Wellington Fund       11,302 shares, share value $29.45       324,975      332,855
   Vanguard Institutional
    Index Fund                    6,272 shares, share value $89.56        526,163      561,723
   Vanguard Windsor II Fund       18,238 shares, share value $28.62       497,755      521,962
   Vanguard International
    Growth Fund                   9,319 shares, share value $16.39        162,798      152,745
   T. Rowe Price Spectrum
    Income Fund                   10,868 shares, share value $11.66       125,920      126,724
   Fidelity Contrafund            13,659 shares, share value $46.63       636,140      636,935
   Tracor Stock Fund              3,669 shares, share value $30.38         94,294      111,446
   Norwest Bank                   Cash and cash equivalents                99,038       99,038
                                                                       ----------   ----------
     Total investments                                                 $5,470,119   $5,567,661
                                                                       ==========   ==========

   December 31, 1996:

   Norwest Stable Return Fund     41,371 shares, share value $23.58    $  974,575   $  975,526
   Norwest Bank                   Cash and cash equivalents               323,488      323,488
                                                                       ----------   ----------
   Total investments                                                   $1,298,063   $1,299,014
                                                                       ==========   ==========


Realized gains on sales of investments for the period ended December 31, 1997, are as follows:



                                                        Cost of
                                                        Invest-
                                           Proceeds      ments      Realized
                                          from Sales      Sold        Gain
                                          ----------   ----------   --------
   Norwest Stable Return Fund             $2,667,668   $2,601,898   $ 65,770
   Norwest Stable Income Fund                159,063      158,971         92
   Norwest Growth Equity Fund                 48,116       40,372      7,744
   Norwest Small Cap Opportunities Fund       52,313       43,946      8,367
   Vanguard Wellington Fund                   50,875       33,845     17,030
   Vanguard Institutional Index Fund          80,538       71,116      9,422
   Vanguard Windsor II Fund                  140,839       98,779     42,060
   Vanguard International Growth Fund         15,651       12,016      3,635
   T. Rowe Price Spectrum Income Fund          9,959        9,787        172
   Fidelity Contrafund                        68,692       58,644     10,048
   Tracor Stock Fund                         169,011      163,607      5,404
                                          ----------   ----------   --------
      Realized gain                       $3,462,725   $3,292,981   $169,744
                                          ==========   ==========   ========


The net unrealized appreciation (depreciation) of investments in the Plan equity by fund for the period ended December 31, 1997 and 1996, are as follows:

                                           Balance
                                             at                         Balance
                                          Beginning     Unrealized        at
                                             of        Appreciation     End of
                                           Period     (Depreciation)    Period
                                          ---------   --------------   --------
   December 31, 1997:

   Norwest Stable Return Fund               $951         $  (951)      $    --
   Norwest Stable Income Fund                 --           5,643         5,643
   Norwest Growth Equity Fund                 --          (1,911)       (1,911)
   Norwest Small Cap Opportunities Fund       --          17,466        17,466
   Vanguard Wellington Fund                   --           7,880         7,880
   Vanguard Institutional Index Fund          --          35,560        35,560
   Vanguard Windsor II Fund                   --          24,207        24,207
   Vanguard International Growth Fund         --         (10,053)      (10,053)
   T. Rowe Price Spectrum Income Fund         --             803           803
   Fidelity Contrafund                        --             795           795
   Tracor Stock Fund                          --          17,152        17,152
                                            ----         -------       -------
      Total                                 $951         $96,591       $97,542
                                            ====         =======       =======

   December 31, 1996:

   Norwest Stable Return Fund               $ --         $   951       $   951
                                            ====         =======       =======

Note E -- Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

Note F -- Subsequent Event

Subsequent to year end, the Plan Sponsor was acquired by General Electric Corporation, p.l.c. of the United Kingdom. As of the report date, no decision has been made to change, merge or terminate the Plan.

                        TRACOR DEFERRED COMPENSATION PLAN

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Tracor Deferred Compensation Plan


Date:  June 26, 1998                         By: /s/ Peter Price
                                                 ------------------------------
                                                 Peter Price
                                                 Treasurer